UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINAN[redacted]

07044061

January 31, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2007

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Eastman Kodak Company
Incoming letter dated January 9, 2007

Dear Mr. Lane:

This is in response to your letter dated January 9, 2007 concerning the shareholder proposal submitted to Eastman Kodak by Robert D. Morse. We also have received a letter from the proponent dated January 15, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com

January 9, 2007

Direct Dial
(202) 887-3646

Fax No.
(202) 530-9589

Client No.
C 23116-00007

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Robert D. Morse*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Eastman Kodak Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Robert D. Morse (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite. Alternatively, if the Staff does not concur that the Proposal may be excluded on that basis, we ask that the Staff concur that portions of the supporting statement are excludable pursuant to Rule 14a-8(i)(3) because they contain materially false and misleading statements in violation of Rule 14a-9.

THE PROPOSAL

The Proposal states:

> I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Eastman Kodak Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.
>
> This proposal does not affect any other personnel in the company and their remuneration programs.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials for the reasons described below.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. The Staff has consistently concurred that shareholder proposals (including those that address executives' or directors' compensation) may be excluded under Rule 14a-8(i)(3) when the action called for by the proposal is so vague and indefinite as to be misleading because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a shareholder proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has applied this long line of precedent to shareholder proposals concerning executive compensation and regularly concurred with the exclusion of such proposals under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms. In *General Electric Co. (Newby)* (avail. Feb. 5, 2003), for example, the Staff permitted exclusion of a proposal to require "shareholder approval for all compensation for Senior Executives and Board members, not to exceed more than 25 times the average wage of hourly working employees," which failed to define the terms "compensation" and "average wage" and provided no guidance as to what types of executive compensation would be affected. Likewise, in *General Electric Co.* (avail. Jan. 23, 2003), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where the proposal failed to define the critical term "benefit" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal. *See also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring that a proposal asking that any director "receiving remuneration, other than director's fees, from the company in excess of $60,000 be considered an employee of the company" was excludable under Rule 14a-8(i)(3) because it was vague and indefinite).

In *Eastman Kodak Co. (Kuklo)* (avail. Mar. 3, 2003), the Staff allowed the exclusion of a shareholder proposal that would have capped executive salaries at $1 million "to include bonus, perks [and] stock options," but failed to define various terms, including "perks," and gave no indication of how options were to be valued. And in *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff agreed that exclusion was appropriate where a proposal sought to implement a "policy for compensation for the executives . . . based on stock growth," and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation. *See also*

International Business Machines Corp. (avail. Feb. 2, 2005) (concurring that a proposal was excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite where it asked that "the officers and directors responsible" for IBM's reduced dividend have "their pay reduced to the level prevailing in 1993"); *Otter Tail Corp.* (avail. Jan. 12, 2004) (concurring that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal did not address the scope and method of implementing such "limits" and, as such, was so vague that shareholders would be unable to determine either the meaning of the proposal or the consequences of its implementation); *PepsiCo, Inc. (Kuklo)* (avail. Feb. 18, 2003) (excluding the same proposal as *Eastman Kodak* on substantially similar arguments).

When the Staff has not concurred with the exclusion of an executive compensation shareholder proposal under Rule 14a-8(i)(3) for vagueness, the proposals at issue carefully defined the types of compensation covered and the methods for valuing non-cash compensation. For example, in *Hilton Hotels Corp.* (avail. Mar. 24, 2005), the Staff refused to concur in the exclusion of a proposal that requested that the Board of Directors seek shareholder approval of "future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus." That proposal defined the term "benefits" to "include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive" and further explained that "'[f]uture severance agreements' include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements." As addressed below, the Proposal submitted to the Company fails to provide the level of clarity and specificity presented in *Hilton Hotels Corp.*, but instead is comparable to the proposals properly excluded as vague in the letters cited above.

As with the proposals at issue in the *International Business Machines Corp., Capital One Financial Corp., Woodward Governor, Eastman Kodak Co., Otter Tail, PepsiCo* and *General Electric* letters, it would be impossible for the Company to implement the Proposal or for the Company's shareholders to understand what they would be voting for, because the Proposal is impermissibly vague. Specifically:

- The Proposal seeks to require that the Company limit all annual "remuneration" to $500,000 per year but fails to adequately define the critical term "remuneration" or to specify how remuneration is to be valued. Rather than clarifying these issues, the Proposal adds to the confusion by, for example, referring separately to "nominal perks" (which some shareholders might consider to be a part of "remuneration") and stating, "severance contracts . . . are also a part of remuneration programs" (whereas some shareholders might consider such arrangements to not be counted as part of annual remuneration). Moreover, critical aspects of the $500,000 cap are not addressed: how is compensation that is earned but deferred treated? Are dividend accruals on restricted stock units counted? Are bonuses counted in the year earned or paid? Would Company matching contributions under a 401(k) plan be counted? Thus, the term "remuneration" is so vague that shareholders would not know the types of compensation covered nor would the Company know how to implement the Proposal. Just as with the shareholder proposals in *Capital One Financial Corp.*, *General Electric Co. (Newby)* and *General Electric Co.*, critical terms necessary to understand the scope and operation of the Proposal are not clear or defined.

- Likewise, the Proposal – like the proposals described above in *Eastman Kodak* and *PepsiCo, Inc.* – provides no hint as to how and when certain forms of non-salary compensation, such as stock options and restricted stock units, might be valued for purposes of the $500,000 annual limit on remuneration. As the Commission itself has recently recognized, no one approach to disclosure and valuation of equity awards addresses all of the issuers regarding these forms of compensation. *See Executive Compensation Disclosure*, Exchange Act Release No. 55009 (December 22, 2006). For example, the Commission's new executive compensation disclosure rules reflect three different ways in which one might calculate the amount of remuneration attributable to equity awards for any one year: the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year, the full grant date fair value, and the aggregate dollar value realized upon exercise or vesting. Without greater clarity in the Proposal, neither shareholders nor the Company would know how to treat equity awards under the Proposal.

- The Proposal would require the Company to provide no more than "nominal perks," but the Proposal does not define "perks" (as with the proposal in *Eastman Kodak*) or provide any guidance on what constitutes "nominal perks." Thus, the Company will not be able to determine when, for example, medical benefits are considered a "nominal perk" or instead are to be counted towards the $500,000 limit on "remuneration" and how to value them in that situation. Moreover, the Proposal fails to provide guidance on how the Company should value "perks" in determining if they are "nominal" – is it based on the aggregate incremental cost to the Company, the retail cost to the executive or some other method?

- The Proposal states "[t]his program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed," but the Proposal does not explain what that reference means. Are the "programs" the Company's existing equity compensation plans, or are they outstanding awards under current and frozen plans? Moreover, it is unclear whether the statement is intended as an elaboration to the $500,000 annual limit on "remuneration," meaning that one first counts the value of such programs and then may provide additional remuneration up to $500,000, or whether any such existing "programs" are excluded from the annual limit, or whether the statement is a separate prong of the proposal altogether, to the effect that bonus and equity programs are to be terminated in addition to limiting all other annual "remuneration" to $500,000. Therefore, it is "impossible for either the board of directors or the [share]holders at large to comprehend precisely what the proposal would entail." *Dyer*, 287 F.3d at 781.

- Likewise, the Proposal states "[A]nd severance contracts should be discontinued, as they are also a part of remuneration programs." As with the statement regarding "programs now in force for options, bonuses, SAR's, etc.," it is unclear whether this statement constitutes a separate prong of the Proposal asking shareholders to vote on having the Company terminate "severance contracts," or whether the statement is intended to indicate that any such payments would count as "remuneration" under the $500,000 annual limit. Unlike the term "future severance agreement" as defined by the proponent in *Hilton Hotels Corp.*, neither the Proposal nor the supporting statement defines "severance contracts." Thus, it is not even clear what types of payments may be deemed to involve a "severance contract." Shareholders would not know whether this reference encompasses only compensation that is payable as a result of a not-for-cause termination by the company, or whether any other form of compensation that is available following termination of employment – such as post-termination exercisability of an employee stock option or post-termination distributions under tax-qualified 401(k) and pension plans – would be subject to this provision.

- The Proposal provides insufficient guidance regarding the individuals to whom it is intended to apply. The Proposal indicates it applies to "the top five persons named in Management" but it "does not affect any other personnel in the company." However, the Proposal does not provide any guidance as to how the Company is to determine any aspect of whether a Company officer is a "top five person[] named in Management." Specifically, the Company does not in its proxy statement, Form 10-K or "Investor Center" website have a section captioned "Management." Likewise, the Proposal is inherently vague as to how one is to determine "the top five persons named in Management." Is "top five" to be determined by age, tenure, seniority (and if so, determined how), compensation (and if so, measured how) or on some other basis?

As a result of all of the vague statements in the Proposal, it is distinguishable from the shareholder proposal submitted by the Proponent that was considered in *General Motors Corp.* (avail. Feb. 25, 2004). That proposal stated: "Management and Directors are requested to consider deleting all rights, options, SAR's and severance payment to top Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable options bonuses." In *General Motors*, the Staff refused to concur that the proposal was excludable pursuant to Rule 14a-8(i)(3) where the term "rights" was not defined and no guidance was given for either distinguishing between "top" and "lesser Managers" and or determining "reasonable options bonuses." The Proposal differs from the proposal in *General Motors* because numerous basic terms in the Proposal are subject to various and potentially conflicting interpretations. Moreover, the Proposal contains specific thresholds (*e.g.*, the $500,000 "annual" limit on "remuneration" and "nominal perks" to the "top five") that suggest a level of specificity and precision but that in fact raise significant interpretive questions. As a result, shareholders and the Company cannot know with certainty what is intended by the Proposal.

In summary, here, as in the cases listed above, the Proposal (1) fails to define with reasonable certainty the types of compensation to which it applies, (2) fails to clarify who precisely is the subject of the Proposal, (3) fails to provide any guidance for "quantifying" differentials between fundamentally different types of compensation and (4) fails to clarify how "programs now in force for options, bonuses, SAR's, etc." and how "severance contracts" are affected by the Proposal. As a result of these vague and indefinite provisions, the Proposal is excludable in full under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by the Company upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). We believe that the detailed and extensive editing required to clarify the Proposals makes them fully excludable under the Staff's interpretation of Rule 14a-8(i)(3). *See* SLB 14B.

II. Alternatively, Portions Of The Supporting Statement Are Excludable Because They Are False And Misleading In Violation Of Rule 14a-9.

Should the Staff not concur that the Proposal is excludable under the basis set forth above, we respectfully request that the Staff concur in the exclusion of certain portions of the supporting statement in accordance with Rule 14a-8(i)(3) because it contains statements that are materially false or misleading in violation of Rule 14a-9.

In Staff Legal Bulletin No. 14 (July 13, 2001) and SLB 14B (collectively, the "Bulletins"), the Staff clarified its views regarding when modification or exclusion of a proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Specifically, the Bulletins indicate that modification or exclusion is appropriate when, among other things:

- proponents make unsupported assertions of fact or improperly cast their opinions as fact; or
- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that reasonable

shareholders would be uncertain as to the matter on which they are being asked to vote.

The second paragraph of the section of the Proponent's supporting statement entitled "Reasons" makes broad generalizations regarding how "Management" have obtained their positions "Throughout Corporate history" and about the impact on "earnings." This paragraph does not reflect the role at the Company (and at most listed companies) of the board's nominating committee composed of independent directors. Moreover, this paragraph is not even clear as to whether it is referring only to the Company or to all companies in general. This statement is in any event unrelated to the subject matter of the Proposal, and accordingly is false and misleading in contravention of Rule 14a-9. Accordingly, if the Staff does not concur that the entire Proposal may be excluded, we request the Staff to concur in our view that the second paragraph of the supporting statement may be excluded under Rule 14a-8(i)(3).

Moreover, the third and fourth paragraphs of the section of the Proponent's supporting statement entitled "Reasons" are fully excludable under Rule 14a-8(i)(3) as they contain false and misleading statements that violate Rule 14a-9. These paragraphs address only the mechanics of director elections, plurality voting, the alleged unfairness of the voting process, the ability to vote "against" director nominees being removed in the year 1975, and the voting rules of the Ford Motor Company and Exxon-Mobil. This discussion is completely irrelevant, as well as confusing, in the context of the compensation issues addressed by the Proposal and would serve to mislead shareholders by confusing the matter on which shareholders are being asked to vote. *See General Motors Corp.* (avail. Feb. 25, 2004) (concurring that two paragraphs relating to the standard for electing directors set forth in a similar shareholder proposal submitted by the Proponent were excludable under Rule 14a-8(i)(3)). These paragraphs also are distinguishable from a similar discussion in the proposal considered in *Occidental Petroleum Corp.* (avail. Feb. 16, 2006) that the Staff refused to concur was excludable pursuant to Rule 14a-8(i)(3). The proposal in *Occidental Petroleum* similarly concerned compensation matters, but the references in the supporting statement to the method of electing corporate directors was linked to the proposal's subject matter. In contrast, the third and fourth paragraphs of the Proposal's supporting statement have no correlation to the Proposal's subject matter. Therefore, the third and fourth paragraphs in the section entitled "Reasons" should be excluded under Rule 14a-8(i)(3). *See also Sara Lee Corp.* (avail. Apr. 1, 2003) (concurring in the exclusion of an entire supporting statement because it did not relate to the subject of the proposal).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 887-3646, Elizabeth Ising at Gibson, Dunn & Crutcher LLP at (202) 955-8287, or Laurence L. Hickey, the Company's Corporate Secretary and Chief Governance Officer, at (585) 724-3378.

Sincerely,

Brian J. Lane /EAI

Brian J. Lane

Enclosures

cc: Laurence L. Hickey, Eastman Kodak Company
Robert D. Morse

100134394_2.DOC

EXHIBIT A

Legal Department

NOV 0 2 2006

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse
Robert D. Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Eastman Kodak Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Robert D. Morse

INFORMATION

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is –unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse

These rhymes are for stress relief.
Not a part of the presentation.

APPLAUSE

Do you ever consider giving applause,
For an actor or speaker, because,
They may have pleased you for a cause ?
Try to be first to begin an accolade,
You might be considered one sharp blade !

WRONG WAY—DUMB WAY

"There's more than one way to skin a cat",
About "ways", I have three to do that.
Doing it right is relatively easy,
Doing it wrong is somewhat sleazy.
While doing the dumb way can be ducky,
If the end result is just plain lucky.

SOLICITOUS

Solicitous means "Concern for us",
Usually when we are hurt and fuss.
However, English words have another meaning,
My interpretation has that leaning.
If you say: "Solicitous in a way that's slurred,
"So listen to Us" can be inferred.

HOW OLD ?

Occasionally someone asks: "How old are you ?",
Not realizing it's not the thing to do.
My answer being: " I can't very well answer that",
"Since I'm not yet OLD !", in nothing flat.
My reply leaves them somewhat aghast,
As they learn once more to never ask !

TIMELYNESS

There is an old saying:
"Better late than never",
And I admit it is quite clever.
Opposite this is one time worn:
"Take the bull by the horn".
The second of these is one I apply,
Since I am a watchdog, on the sly.
Mother early on said: "Learn to move",
So I still enjoy being "In the groove"
Robert Dennis Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
January 15,. 2007

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Eastman Kodak Corporation Jan. 9, 2007
Re: request for deletion

Ladies & Gentlemen:

Counsel is pleading [on behalf of Management] an inability to understand and implement my Proposal. This is a plain 4 1/3 line request, how can one not interpret it, and merely state that it is "false and misleading", citing previous decisions that do not contain my wording. ?

Through the years, Kodak Corporation, along with other entities, established the following methods of awards over and above salaries: Rights of purchase, options, SAR's. and severance contracts. It is unique that Management is willing to sometime offer a huge severance contract to an as yet unproved asset to the company. If an upper level employee fails to produce, why the necessity to pay for a discharge ? These arguments are presented to show capability of instituting various remuneration methods, and understanding what they are doing. Salaries within the $500.000.00 limit would accomplish my request. Additionally, elimination of Personnel needed yearly to operate these various programs would result in tremendous savings of shareholders assets of the company.

Present programs of certain awards are based on "achievement levels", yet that accomplishment is not identified, other than sometimes an increase in stock value, which again may not be attributed to the presence of an individual within the company, but rather to its products and/or services.

There are many good colleges and schools constantly graduating those learned in Corporate operations whom might qualify, without excess "to attain and retain" offers of need. These persons are ready and willing to work for less than $500,000.00 yearly, and prove their capability.

Counsel is claiming I failed to show just how to implement or do so in an appropriate manner. Upon past requests, I have been faulted for interfering with Management's decisions ! We, as Proponents, are not permitted to interfere with everyday business decisions. The purpose of a proxy is to inform us of remuneration of only the five top management, and we have a right to comment and introduce Proposals to limit such.

Page 3, Par. 2: "Staff has applied this long line of precedent, etc." implies that a Proponent must submit "definite ways" and: define "key terms" of implementation. This we are not permitted to do. A simple return to "pay by salary only" covers that situation. I can apply that to reword my Proposal as: "---limited to $500,000.00 per year, by salary only" [plus any nominal perks]

My Proposal is not "False and Misleading", being kept at a minimum of wording. It is not "Impermissibly Vague and Misleading", anyone can understand my presentation. It is not "in violation of Rule 14a-9.

I am willing to delete or reword portions of my explanation of the results of "Plurality" voting, As placed only in the vote for Directors. Intel Corporation has stated that majority votes will now be necessary for only the present Director's reelection, but the method allows for rejection of a request to resign, That is not the effect discontinuing "Plurality" voting would accomplish. Shareholders are entitled to be given this information in order to make an intelligent voting decision.

Page 7, Par II

"Should the Staff not concur"-- The claim that certain portions of the supporting statement are "False and Misleading" and identifies the "second paragraph of the supporting statement to be omitted. That being a problem, I agree. I therefore request that my Proposal be accepted as a legitimate one, pending any suggestions for improvement, a revised Proposal copy is submitted to all parties. .

Again, Counsel continues inviting the S.E.C. to engage in a phone conversation without including the Proponent. They should be aware after several times being chided, that this is not permitted by the Commission.

Enclosures: Six copies to the S.E.C.
Copy to Lawrence L. Hickey, C/o Eastman Kodak Company
Copy to Brian J. Lane, C/o Mueller, C/o Gibson, et al.

Sincerely,

Robert D. Morse
Robert D. Morse

YEAR 2007 PROXY PROPOSAL

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Eastman Kodak Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style. Management provides most nominates for Directors, and in turn, Directors re-elect management and reward them, in some cases many times in excess value of services provided. There is little or no information provided in the Proxy showing actual accomplishments, only that certain levels have been achieved. These funds might better be applied to the shareowner's benefit. The savings in elimination of personnel needed to process all previous programs could be tremendous

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated January 9, 2007

The proposal requests that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

We are unable to concur in your view that Eastman Kodak may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Eastman Kodak may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END